UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

NOBLE INTERNATIONAL, LTD.

(Name of Issuer)

Common Stock, $.00067 par value per share

(Title of Class of Securities)

655053106

(CUSIP Number)

Robert J. Skandalaris

840 W. Long Lake Road, Suite 601

Troy, Michigan 48098

(248) 220-2004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 655053106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert J. Skandalaris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,834,605
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 14,834,605

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,834,605
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.3%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 655053106

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D amends and supplements the items indicated below of the statement on Schedule 13D filed by Robert J. Skandalaris on March 23, 2007, as amended on September 6, 2007 and March 4, 2008 (collectively, the “Schedule 13D”) with respect to the common stock, par value $.00067 per share (the “Common Stock”) of Noble International, Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

The principal executive offices of the Company are located at 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Item 2. Identity and Background

This Amendment No. 3 to Schedule 13D is filed on behalf of Mr. Skandalaris, whose business address is 840 W. Long Lake Road, Suite 601, Troy, Michigan 48098.

Mr. Skandalaris is currently employed as the Chairman of the Board and a Director of the Company.

During the last five years, Mr. Skandalaris has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Skandalaris has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Skandalaris is a citizen of the United States.

Item 4. Purpose of Transaction

Sale Option Exercise Agreement

Effective as of March 19, 2008, ArcelorMittal S.A. (“ArcelorMittal”) and Mr. Skandalaris entered into a Sale Option Exercise Agreement, pursuant to which Arcelor will purchase from Mr. Skandalaris, members of his family and certain entities controlled by them (such family and affiliates, the “Skandalaris Affiliates”) that number of shares of Common Stock which, when added to the number of shares of Common Stock held by ArcelorMittal, represents 49.95% of the total number of shares of the Company’s Common Stock outstanding. Pursuant to the Sale Option Exercise Agreement, ArcelorMittal has the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris. The Sale Option Exercise Agreement settles certain disputes concerning the rights and obligations of Mr. Skandalaris and ArcelorMittal related to the “Sale Option” under Sections 3.3 and 3.5 of the Standstill and Stockholder Agreement. The terms of the Sale Option Exercise Agreement are described in Item 6 below.

Securities Purchase Agreement

On March 19, 2008, ArcelorMittal and the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which ArcelorMittal provided subordinated debt financing to the Company on March 20, 2008 in the form of a convertible subordinated loan in the principal amount of $50 million (the “Convertible Loan”). The Convertible Loan initially is convertible into shares of Common Stock at $15.75 per share, or 3,174,603 shares, based upon the principal amount (the “Conversion Shares”). The conversion price is subject to reset and adjustment. The terms of the Securities Purchase Agreement and the Convertible Loan are described in Item 6 below.

Except as described in Item 6, Mr. Skandalaris has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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CUSIP No. 655053106

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure;

(g) Any changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Common Stock of the Company

(a) and (b) Mr. Skandalaris may be deemed to beneficially own an aggregate of 14,834,605 shares of the Common Stock, constituting approximately 55.3% of the shares outstanding calculated in accordance with Rule 13d-3. The calculation of the percentage of shares of Common Stock which may be deemed to be beneficially owned by Mr. Skandalaris is based on the number of shares outstanding reported in the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2007, as adjusted, based upon information provided by the Company, to include the subsequent exercise of options and the issuance and vesting of shares pursuant to restricted stock or similar awards. The Common Stock which Mr. Skandalaris is deemed to beneficially own includes the following shares over which he previously reported having sole voting and dispositive power:

(i) 332,594 shares of Common Stock held by a family-owned limited liability company in which Mr. Skandalaris exercises voting power, but has no ownership interest;

(ii) 316,292 shares of Common Stock held by a family-owned limited liability company in which Mr. Skandalaris exercises voting power and has an ownership interest; and

(iii) Options to purchase 15,000 shares of Common Stock.

Of the 14,834,605 shares of Common Stock referred to above, Mr. Skandalaris may be deemed to beneficially own 12,549,603 shares beneficially owned by ArcelorMittal (as to which Mr. Skandalaris disclaims beneficial ownership). This filing and Mr. Skandalaris’ responses herein shall not be construed as an admission that Mr. Skandalaris is the beneficial owner of such shares of Common Stock or has formed a group together with ArcelorMittal. As a result of entering into the Standstill and Stockholder Agreement, Mr. Skandalaris and ArcelorMittal may be deemed to share voting and investment power over the shares of Common Stock owned by each of them, but only as to the matters specified in the Standstill and Stockholder Agreement.

The conversion price per share provided in the Convertible Loan, and thus the number of Conversion Shares, are subject to reset and adjustment, as described in Item 6. In addition, upon conversion of the Convertible Loan, in whole or in part, the amount converted would include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal amount and interest converted. The 14,834,604 shares which may be deemed beneficially owned by Mr. Skandalaris, does not include any shares issued with respect to such accrued and unpaid interest or late charges.

(c) On March 3, 2008, Mr. Skandalaris acquired 102,009 shares of Common Stock from Michael Azar, General Counsel and Vice President of the Company, for $1,428,126 in the form of an unsecured promissory note executed by Mr. Skandalaris in favor of Mr. Azar.

(d) Except for (i) the rights of the equity owners of the family limited liability companies referred to above and (ii) the rights of ArcelorMittal to receive dividend income and proceeds from dispositions of

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CUSIP No. 655053106

Common Stock described in Items 5 (a) and (b), no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock deemed beneficially owned by Mr. Skandalaris.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Common Stock of the Company

Sale Option Exercise Agreement

Pursuant to the terms of the Sale Option Exercise Agreement:

•

ArcelorMittal, subject to the satisfaction of certain conditions, will purchase from Mr. Skandalaris and the Skandalaris Affiliates, for $14 per share, that number of shares of Common Stock which, when added to the number of shares of Common Stock held by ArcelorMittal, represents 49.95% of the Company’s Common Stock outstanding.

•

The closing of ArcelorMittal’s purchase of the Common Stock (the “Sale Option Closing”) will occur two business days following the satisfaction of certain conditions precedent including the signing of the Securities Purchase Agreement.

•	ArcelorMittal will have the option to purchase the remaining shares of Common Stock held by Mr. Skandalaris, exercisable within 60 days following the Sale Option Closing.

•	Mr. Skandalaris will resign as a member of the Board of Directors of the Company and its Chairman as of the Sale Option Closing.

•	Mr. Skandalaris’ rights under the Standstill and Stockholder Agreement and Registration Rights Agreement will terminate as of the Closing.

•

Mr. Skandalaris will resign from his employment with the Company under the employment agreement between the Company and Mr. Skandalaris dated March 13, 2002 and remain bound by his surviving obligations thereunder and under the Standstill and Stockholder Agreement

The foregoing summary is qualified in it entirety by reference to the full text of the Sale Option Exercise Agreement filed as Exhibit 99.4 hereto.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, ArcelorMittal has provided subordinated debt financing to the Company in the form of a convertible subordinated loan in the principal amount of $50 million. The Convertible Loan bears interest at the rate of 6% per annum and matures on March 20, 2013. The Convertible Loan is convertible into shares of Common Stock, in whole or in part, from time to time until March 13, 2013. The Convertible Loan initially is convertible into shares of Common Stock at $15.75 per share, a price equal to a 25% premium over the simple average of each trading day’s volume weighted average price (“Average Price”) from and including January 15, 2008 to and including February 15, 2008 (the “Initial Conversion Price”), subject to adjustment as follows. On each of June 30, September 30, and December 31, 2008 and March 31, 2009 (each, a “Reset Date”), the conversion price will adjust to the lower of (i) the conversion price in effect at such Reset Date and (ii) a 30% premium over the Average Price for the 30 days ending on the last trading day immediately preceding such Reset Date (but not below a 30% premium over an Average Price of $8.00, i.e., $10.40 per share); provided that, in the absence of approval by the Company’s stockholders, in no event would the number of shares issuable upon conversion exceed 20% of the Company’s outstanding shares on the date of disbursement of the loan. Accordingly, partial conversions of the loan would be permitted. The conversion price also is subject to adjustment, from time to time, in certain events, including upon any stock split, stock dividend, recapitalization or otherwise, or the issuance of shares of Common Stock or options or other securities convertible into or exchangeable for shares of Common Stock at a price per share, or a conversion or exchange price per share, less than the conversion price of the Convertible Loan then in effect. Upon conversion, the amount to be converted also will include accrued and unpaid interest, if any, and late charges, if any, with respect to the principal and interest converted.

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CUSIP No. 655053106

Pursuant to the Securities Purchase Agreement, the Company has agreed: (a) at the next annual meeting of the Company’s stockholders, to submit for approval a proposal to allow the issuance of the shares upon conversion in accordance with NASDAQ Marketplace Rule 4350(i) and to use its best efforts to solicit its stockholders’ approval of such issuance and to cause its board of directors to recommend to the stockholders that they approve such proposal; (b) to avail itself of the “controlled company” exemption regarding corporate governance requirements under the NASDAQ listing requirements at any time that ArcelorMittal’s beneficial ownership (including shares held by ArcelorMittal’s affiliates) exceeds 50% of the outstanding shares of Common Stock; and (c) promptly following the designation by ArcelorMittal of nominees to serve on the Company’s Board of Directors and board committees (the “Nominees”), to use its best efforts to cause the Nominees to be duly elected to fill vacancies on the Board of Directors in accordance with the Standstill and Stockholder Agreement, as amended by the Agreement and Waiver, as hereinafter defined.

In connection with the closing under the Securities Purchase Agreement, the Company, ArcelorMittal and Mr. Skandalaris also entered into the Agreement and Waiver which waived the applicability to ArcelorMittal of the standstill provisions and other provisions of the Standstill and Stockholders Agreement. The Company, ArcelorMittal and Mr. Skandalaris also entered into the First Amendment to the Registration Rights Agreement which amended the Registration Rights Agreement, dated August 31, 2007, to provide that the Convertible Loan and the shares issuable upon its conversion are included as securities that ArcelorMittal may require the Company to register.

The foregoing summary is qualified in its entirety by reference to the full text of (i) the Securities Purchase Agreement filed as Exhibit 99.5 hereto, (ii) the Convertible Subordinated Note of the Company filed as Exhibit 99.6 hereto, (iii) the Agreement and Waiver by and among ArcelorMittal, Mr. Skandalaris and the Company filed as Exhibit 99.7 hereto and (iv) the Amendment to the Registration Rights Agreement among ArcelorMittal, the Company and Mr. Skandalaris filed as Exhibit 99.8 hereto.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.4	Sale Option Exercise Agreement dated March 12, 2008 by and among ArcelorMittal, Mr. Skandalaris and the other signatories thereto.

Exhibit 99.5	Securities Purchase Agreement dated March 19, 2008 by and between the Company and ArcelorMittal

Exhibit 99.6	Convertible Subordinated Note

Exhibit 99.7	Agreement and Waiver by and among the Company, ArcelorMittal and Mr. Skandalaris.

Exhibit 99.8	First Amendment to Registration Rights Agreement by and among the Company, Arcelor Mittal and Mr. Skandalaris

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CUSIP No. 655053106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2008
Date

/s/ Robert J. Skandalaris
Robert J. Skandalaris

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